UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

MuleSoft, Inc.

(Name of Issuer)

Class A Common Stock, $.000025 par value

(Title of Class of Securities)

625207105

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 625207105	13D	Page 2 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 14, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands exempted limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 3 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 14, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands exempted limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 4 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 14 GP, LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands exempted company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 5 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 15, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 6 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 15 Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 7 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 15, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 8 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 15-OF, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 9 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 15 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 10 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. James Barrett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
12,679,970 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
12,679,970 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,679,970 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P.  New Enterprise Associates 14, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 11 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Barris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 12 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Forest Baskett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 13 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Anthony A. Florence, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 14 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick J. Kerins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
12,679,970 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
12,679,970 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,679,970 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P.  New Enterprise Associates 14, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 15 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joshua Makower

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
3,435,917 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
3,435,917 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,435,917 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 16 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David M. Mott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 17 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jon M. Sakoda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
3,435,917 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
3,435,917 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,435,917 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 18 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 19 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter W. Sonsini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 20 of 34 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravi Viswanathan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
16,115,887 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
16,115,887 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,115,887 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P.  New Enterprise Associates 14, L.P., New Enterprise Associates 15, L.P., and NEA 15 Opportunity Fund, L.P. may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 625207105	13D	Page 21 of 34 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $.000025 par value (the "Common Stock"), of MuleSoft, Inc. (the "Issuer") having its principal executive office at 77 Geary Street, Suite 400, San Francisco, CA 94108.

Item 2.	Identity and Background.

(a) New Enterprise Associates 14, L.P. ("NEA 14"); New Enterprise Associates 15, L.P. ("NEA 15") and NEA 15 Opportunity Fund, L.P. ("NEA 15-OF" and, collectively with NEA 14 and NEA 15, the "Funds");

(b) NEA Partners 14, L.P. ("NEA Partners 14"), which is the sole general partner of NEA 14; NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. ("NEA Partners 15-OF" and, collectively with NEA Partners 14 and NEA Partners 15, the "GPLPs"), which is the sole general partner of NEA 15-OF; NEA 14 GP, LTD ("NEA 14 GP"), which is the sole general partner of NEA Partners 14; and NEA 15 GP, LLC ("NEA 15 GP" and, collectively with the GPLPs and NEA 14 GP, the "Control Entities"), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF;

(c) M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Patrick J. Kerins ("Kerins"), Joshua Makower ("Makower"), David M. Mott ("Mott"), Jon M. Sakoda ("Sakoda"), Scott D. Sandell ("Sandell"), Peter W. Sonsini ("Sonsini") and Ravi Viswanathan ("Viswanathan") (together, the "Managers").

Barris, Baskett, Florence, Mott, Sandell, Sonsini and Viswanathan (the "Dual Managers") are directors of NEA 14 GP and NEA 15 GP. Barrett and Kerins are directors of NEA 14 GP. Makower and Sakoda are managers of NEA 15 GP.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of the Funds and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett, Barris, Kerins and Mott is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Makower, Sakoda, Sandell, Sonsini and Viswanathan is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership.  NEA 14 GP is a Cayman Islands exempted company.  Each of NEA 15, NEA 15-OF, NEA Partners 15 and NEA Partners 15-OF is a Delaware limited partnership.  NEA 15 GP is a Delaware limited liability company.  Each of the Managers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons previously reported their ownership interest in the Issuer on Schedule 13G, as last amended on January 29, 2018.  The Reporting Persons are filing this Schedule 13D because each Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act with the other Stockholders (as defined below) as a result of having entered into the Tender Agreements as defined and described in Item 4 below.

CUSIP No. 625207105	13D	Page 22 of 34 Pages

Item 4.	Purpose of Transaction.

On March 20, 2018, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with salesforce.com, inc. ("Salesforce") and Malbec Acquisition Corp., a wholly owned subsidiary of Salesforce ("Malbec"), relating to, among other things, the merger of Malbec with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Salesforce.  In connection with, and as a condition to, entering the Merger Agreement, Salesforce and Malbec entered into a Tender and Support Agreement, dated as of March 20, 2018, with each of the Funds, NEA Ventures 2013, L.P., Lightspeed Venture Partners Select, L.P. ("Lightspeed Select"), Lightspeed Venture Partners VII, L.P. ("Lightspeed VII") (the "Tender Agreement"), and separate Tender and Support Agreement with Simon Parmett, Gregory Schott, Robert Horton, Matthew Langdon, Ross Mason, Ann Winblad, Little Family 1995 TR, Ravi Mhatre and Mhatre Investments LP-Fund 4 (collectively, with the Tender Agreement, the "Tender Agreements") (each, a "Stockholder" and collectively, the "Stockholders") pursuant to which each Stockholder agreed, among other things, and subject to the terms and conditions of the Tender Agreements, to vote the shares of Common Stock, Class B Common Stock, Company RSUs or Company Options, as applicable, that each Stockholder owns (i) against any action or agreement that would be reasonably expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or any Stockholder contained in the Tender Agreements, or (B) result in certain conditions set forth in the Merger Agreement to not be satisfied; (ii) against any change in the Issuer's Board of Directors that is not recommended by the Issuer's Board of Directors; and (iii) against other proposals for acquisition as specified in the Merger Agreement. The Tender Agreements terminate upon certain events, including the termination of the Merger Agreement in accordance with its terms.

As a result of the Tender Agreement, the Reporting Persons may be deemed to be members of a "group" with the parties to the Tender Agreements, including Salesforce, Lightspeed Select, Lightspeed VII, Simon Parmett, Gregory Schott, Robert Horton, Matthew Langdon, Ross Mason, Ann Winblad, Little Family 1995 TR, Ravi Mhatre and Mhatre Investments LP-Fund 4.  As of March 20, 2018, based on the Tender Agreements, (i) Lightspeed Select and certain of its affiliates own 3,171,808 shares of Class B Common Stock, (ii) Lightspeed VII and certain of its affiliates own 10,847,715 shares of Class B Common Stock, and (iii) Simon Parmett, Gregory Schott, Robert Horton, Matthew Langdon, Ross Mason, Ann Winblad, Little Family 1995 TR, Ravi Mhatre and Mhatre Investments LP-Fund 4 and certain of their affiliates own the Common Stock, Class B Common Stock, Company RSUs or Company Options, as applicable, listed on Schedule A of Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on March 21, 2018 (the "8-K").1

The foregoing description of the Tender Agreements is qualified in its entirety by reference to the Tender Agreements, which are attached as Exhibit 10.1 and Exhibit 10.2 to the 8-K and incorporated herein by reference.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 14, NEA 15, NEA 15-OF and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

1 See the Schedule 13D or 13G (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D or 13G previously filed by any other Stockholder has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Stockholder, which includes, or will include, information regarding the other Stockholder's jurisdiction of organization, principal business and address of principal office.

CUSIP No. 625207105	13D	Page 23 of 34 Pages

Item 5.	Interest in Securities of the Issuer.

NEA 14, NEA 15 and NEA 15-OF are the record owners of Class B common stock ("Class B Common Stock") as described below. As described in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 22, 2018 (the "10-K"), holders of Class B Common Stock are entitled to ten votes per share while holders of the Common Stock are entitled to one vote per share.   In addition, holders of Class B Common Stock and holders of Common Stock generally vote together as a single class. This single class would consist of 131,500,940 shares, which includes (i) 88,896,679 shares of Common Stock (the "10-K Shares") and (ii) 42,604,261 shares of Class B Common Stock reported by the Issuer to be outstanding as of December 31, 2017 on the 10-K.  As further described in the 10-K, each share of Class B Common Stock is convertible by the holder at any time into one share of Common Stock and each such share will convert automatically into Common Stock upon the occurrence of certain other events.

NEA 14 is the record owner of 12,679,970 shares of Class B Common Stock as of March 20, 2018 (the "NEA 14 Class B Shares"). As each NEA 14 Class B Share is convertible by the holder at any time into one share of Common Stock, as described above, NEA 14 may therefore be deemed to own beneficially 12,679,970 shares of Common Stock (the "NEA 14 Common Shares"). As the sole general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the Shares.  As the sole general partner of NEA Partners 14, NEA 14 GP likewise may be deemed to own beneficially the NEA 14 Common Shares.  As the individual directors of NEA 14 GP, each of the Dual Managers, Barrett and Kerins also may be deemed to own beneficially the NEA 14 Common Shares.

NEA 15 is the record owner of 2,576,939 shares of Class B Common Stock as of March 20, 2018 (the "NEA 15 Class B Shares"). As each NEA 15 Class B Share is convertible by the holder at any time into one share of Common Stock, as described above, NEA 15 may therefore be deemed to own beneficially 2,576,939 shares of Common Stock (the "NEA 15 Common Shares"). As the sole general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Common Shares.  As the sole general partner of NEA Partners 15, NEA 15 GP likewise may be deemed to own beneficially the NEA 15 Common Shares.  As the individual managers of NEA 15 GP, each of the Dual Managers, Makower and Sakoda also may be deemed to own beneficially the NEA 15 Common Shares.

NEA 15-OF is the record owner of 858,978 shares of Class B Common Stock as of March 20, 2018 (the "NEA 15-OF Class B Shares"). As each NEA 15-OF Class B Share is convertible by the holder at any time into one share of Common Stock, as described above, NEA 15-OF may therefore be deemed to own beneficially 858,978 shares of Common Stock (the "NEA 15-OF Common Shares" and, collectively with the NEA 14 Common Shares and the NEA 15 Common Shares, the "Firm Shares"). As the sole general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Common Shares.  As the sole general partner of NEA Partners 15-OF, NEA 15 GP likewise may be deemed to own beneficially the NEA 15-OF Common Shares.  As the individual managers of NEA 15 GP, each of the Dual Managers, Makower and Sakoda also may be deemed to own beneficially the NEA 15-OF Common Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of the Funds, the Control Entities and the Dual Managers may be deemed to share the power to direct the disposition and vote of the Firm Shares.

The percentages set forth on the cover sheet for each of the Funds, Control Entities and the Dual Managers are calculated based on 105,012,566 shares, which includes (i) the 10-K Shares and (ii) the 16,115,887 shares of Common Stock into which the Firm Shares are convertible. The percentage set forth on the cover sheet for Barrett and Kerins is calculated based on 101,576,649 shares, which includes (i) the 10-K Shares and the (ii) 12,679,970 shares of Common Stock into which the NEA 14 Class B Shares are convertible.  The percentage set forth on the cover sheet for Makower and Sakoda is calculated based on 92,332,596 shares, which includes (i) the 10-K Shares and the (ii) 3,435,917 shares of Common Stock into which the NEA 15 Class B Shares and NEA 15-OF Class B Shares are convertible.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP No. 625207105	13D	Page 24 of 34 Pages

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 625207105	13D	Page 25 of 34 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       March 29, 2018

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P.
General Partner

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA 14 GP, LTD

By:                        *
Peter J. Barris
Director

*
Michael James Barrett

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

CUSIP No. 625207105	13D	Page 26 of 34 Pages

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                *
       Louis S. Citron
       Chief Legal Officer

CUSIP No. 625207105	13D	Page 27 of 34 Pages

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:               *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                 *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                          *
Louis S. Citron
Chief Legal Officer

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Joshua Makower

*
David M. Mott

CUSIP No. 625207105	13D	Page 28 of 34 Pages

*
Jon M. Sakoda

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

*By: /s/ Sasha O. Keough
         Sasha O. Keough
        As attorney-in-fact

This Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 625207105	13D	Page 29 of 34 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of MuleSoft, Inc.

EXECUTED this 29th day of March, 2018.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P.
General Partner

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD
General Partner

By:                        *
Peter J. Barris
Director

NEA 14 GP, LTD

By:                        *
Peter J. Barris
Director

*
Michael James Barrett

*
Peter J. Barris

CUSIP No. 625207105	13D	Page 30 of 34 Pages

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Patrick J. Kerins

*
David M. Mott

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:                *
       Louis S. Citron
       Chief Legal Officer

CUSIP No. 625207105	13D	Page 31 of 34 Pages

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:               *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                 *
       Louis S. Citron
       Chief Legal Officer

NEA 15 GP, LLC

By:                          *
Louis S. Citron
Chief Legal Officer

*
Peter J. Barris

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Joshua Makower

CUSIP No. 625207105	13D	Page 32 of 34 Pages

*
David M. Mott

*
Jon M. Sakoda

*
Scott D. Sandell

*
Peter W. Sonsini

*
Ravi Viswanathan

*By: /s/ Sasha O. Keough
         Sasha O. Keough
        As attorney-in-fact

This Agreement was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 625207105	13D	Page 33 of 34 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

CUSIP No. 625207105	13D	Page 34 of 34 Pages

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang